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BROOKFIELD OFFICE PROPERTIES COMPLETES ANNUAL FILINGS

NEW YORK, April 2, 2014 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced that it has filed its 2013 annual report on form 40-F, including its audited financial statements for the year ended December 31, 2013, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR.

The online version of the 2013 Annual Report can be accessed via this link. A hard copy of the annual report will be provided to shareholders free of charge upon request.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 113 properties totaling 85 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact:

Matt Cherry, VP, Investor Relations and Communications

(212) 417-7488; matthew.cherry@brookfield.com